Exhibit 99.1

Press Release

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Announces Completion of $0.95 Billion Unsecured
Revolver Amendment and Extension

DUBLIN – March 28, 2018 – AerCap Holdings N.V. (“AerCap”) (NYSE: AER) announced today that it has completed the upsize, amendment and extension of its $0.60 billion unsecured Revolving Credit Facility. The new facility size is $0.95 billion and comprises a four-year revolving period.

CTBC Bank Co., Ltd, DBS Bank Ltd. and First Abu Dhabi Bank PJSC acted as Coordinators. Citi acted as Facility Agent.

Brian Canniffe, Group Treasurer of AerCap, said, “We are very pleased with the successful closing of this valuable facility that continues to provide us with ongoing committed liquidity at improved terms and supports the growth of our business.  We are pleased to welcome new lenders to the AerCap group together with the continued support and confidence of our existing banking partners.”

About AerCap

AerCap is the global leader in aircraft leasing with, as of December 31, 2017, 1,531 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Fort Lauderdale, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are "forward-looking statements". In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "may," "might," "should," "expect," "plan," "intend," "estimate," "anticipate," "believe," "predict," "potential" or "continue" or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin 2, Ireland
www.aercap.com